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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                         PRESS RELEASE ISSUED ON MAY 22, 2001
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         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
    ----------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)


               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
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                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                                     Form 40-F   X
          -----                                                         -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No   X
    -----                              -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Press Release dated May 22, 2001 (#13/01)

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                                 [COMPANY LOGO]

MAY 22, 2001                                                               13/01

FOR IMMEDIATE RELEASE                                                Page 1 of 2


                      QUEBECOR WORLD SIGNS MAJOR LONG-TERM
                      DIRECTORY PRINTING CONTRACT IN MEXICO

MONTREAL AND MEXICO CITY - Quebecor World Inc. today announced that it had signed a major long-term directory printing contract with Mexico's leading directory publisher, ADSA, a subsidiary of Telmex. Telmex is Mexico's largest telecommunications company. The agreement will result in the printing of a significant portion of Mexico's directories in a new multi-million dollar facility in Mexico City. The contract is for three years with a two-year option.

Quebecor World Latin America signed the agreement with directory publisher ADSA to print approximately 14 million Mexican directories per year or 20 billion pages. This is more than all the pages Quebecor World prints for Bell Canada.

Charles G. Cavell, President and CEO of Quebecor World stated, "We are honored to sign this enabling contract with Mexico's foremost communications firm. The volumes in the contract support a significant investment in a Mexico City based plant. Our willingness to invest and to employ approximately 300 local people is, in part, because of the positive business climate that now exists in Mexico. This will significantly enhance our investment in the platform of the Americas. Many economists believe trade between Mexico and the United States will be larger than trade between the U.S. and Canada within five years. This contract with ADSA and the new plant is a clear step in expanding Quebecor World's presence in this key market."

ADSA has demanding standards for quality and delivery. The new Mexican facility, backed by the Quebecor World network, will ensure their rapidly growing print demands are satisfied in a state of the art domestic location.

Quebecor World is a leading supplier of directories in the America's servicing publishers in Argentina, Brazil, Peru, Mexico, the Caribbean, Central America, the United States and Canada.

Quebecor World confirmed that it is in final discussions regarding the establishment of a multi-press directory printing facility in the Mexico City region. The facility will have state-of-the-art computer-to-plate equipment and will be linked by satellite to Quebecor World's directory plants in North and South America. Additional backup support for the contract will be provided by Quebecor World's network of directory plants in the United States.

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FOR IMMEDIATE RELEASE                                                Page 2 of 2

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Guy Trahan
President,
Quebecor World Latin America
(011) 54-11-4313-7107

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor Word Inc.
(514) 877-5317
(800) 567-7070

FOR MORE INFORMATION ABOUT THE COMPANY:
TELEFONOS DE MEXICO, S.A. DE C.V.
www.telmex.com
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FOR MORE INFORMATION ABOUT DIRECTORIES, S.A. DE C.V.
www.seccionamarilla.com.mx
--------------------------

FOR MORE INFORMATION ABOUT THIS CONTRACT:
PURCHASING DEPARTMENT, TELEFONOS DE MEXICO, S.A. DE C.V.
aprovmto@telmex.net
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                                                                     Page 4 of 5
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR WORLD INC.



                                    By:    /s/ Marie D. Hlavaty
                                          -------------------------------------
                                    Name:      Marie D. Hlavaty

                                    Title:     Vice President,
                                               General Counsel & Secretary



Date: May 22, 2001

                                                                     Page 5 of 5